Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Numbers 333-89938 and 333-104350) and the Registration Statements on Forms S-8 (Numbers 333-96673, 333-96675 and 333-96687) of Pepco Holdings, Inc. of our report dated February 26, 2004, except as to Note 16 for which the date is March 31, 2004 and except as to Note 4 for which the date is December 14, 2004 relating to the consolidated financial statements, which appears in the Current Report on Form 8-K of Pepco Holdings, Inc. dated December 14, 2004.

PRICEWATERHOUSECOOPERS LLP
Washington, DC
December 14, 2004